Exhibit 99.1

No. 17/08

IAMGOLD REPORTS CONTINUED SUCCESS AT 3.3 MILLION OUNCE WESTWOOD PROJECT

Toronto, Ontario, May 6, 2008 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce exploration results from the ongoing program at the Company’s Westwood project.  This advanced exploration project covers an area of 3 km long by 2.5 km depth and is located on strike east of the Company’s Doyon Mine in the Abitibi region of Northern Quebec.

The intercepts encountered in this deposit are related to multiple veins and sulphide concentrations, encountered in three different mineralized corridors; Westwood corridor, North corridor and the Zone 2 extension, which are parallel and spaced about 100 to 150 metres apart.   Results are presented in Table 1 with additional information provided in the longitudinal sections shown in Figures 1 – 5.

The most significant intercepts from this most recent program include:

•	848.1 grams /tonne Au (g/t gold) over 1.0m and 372.6 g/t gold over 1.0m in hole R14436-08
•	54.4 g /t gold over 1.0m in hole R14429-08
•	28.7 g/t gold over 2.0m in hole R14367-07
•	1.0 g/t gold and 5.6% Zinc over 5.6m in hole R14436-08 associated with a two metre massive sulphide band.

“Significant progress has been made at Westwood over the past year including the conservative scoping level study which indicated positive economics for the project.  The potential of this project is growing exponentially as results continue to be extremely positive,” stated Joseph Conway, President  & CEO.  “We will accelerate Westwood as quickly as possible, as it will be one of the key projects to achieve our goal of doubling production in the next five years.”

Since November 2007, the drilling focus at the Westwood project has been on mineralization at depth and massive sulphide mineralization on the eastern side of Bousquet fault, as well as geotechnical characterization.   Other advances at Westwood in 2007 include:

•	inferred resources estimated at more than 3Moz of gold (Press Release 23 - September 2007);
•	massive sulphide mineralization was identified in the Westwood Corridor, east side of Bousquet Fault - hole R14404-07 3.6 g/t gold and 5% zinc over 2 metres (Press Release 31 - December 2007);
•
Deep mineralization intercepted in the Zone 2 Corridor – hole R14281B-07 averaging 11.5 g/t gold over 10m and 23.0 g/t gold over 5m, confirming presence of gold at 2.3 km vertical depth on the Western side of the Bousquet Fault, (Press Release 31 - December  2007);

Table 1: Recent Drilling Results from Westwood Exploration Program (Since November 2007)
*results shaded indicate additional assays completed to holes previously reported.
**shaded holes indicate new holes.

hole #	Intersection				Zone 2 Extension			North Corridor			Westwood Horizon
	From (m)	to (m)	Core length (m)	True width (m)	Au	Cu	Zn	Au	Cu	Zn	Au	Cu	Zn
					g/t	%	%	g/t	%	%	g/t	%	%
R14242C-07	1586.0	1599.5	13.5	7.2				3.2	-
	incl. 1589.0	1590.0	1.0	0.5				26.0	0.2	0.0
	1681.0	1701.1	20.1	12.1							0.5	0.1	0.1
	incl. 1689.0	1690.0	1.0	0.6							3.6	0.4	0.1
	1716.0	1728.0	12.0	7.2							0.3	0.1	0.1
R14392-07	519.0	520.0	1.0	0.7	1.5	-	-
R14420-07	428.0	429.0	1.0	1.0	2.5	0.2	0.0
	549.0	553.5	4.5	4.4				0.4	-	-
	567.0	570.0	3.0	2.9				3.4	0.0	0.0
	614.0	615.0	1.0	1.0							0.2	0.0	0.3
R14423-07	579.0	582.0	3.0	1.8	2.2	-	-
	736.0	737.0	1.0	0.5				6.1	-	-
	751.0	753.0	2.0	1.3							0.8	0.1	1.4
R14426-07	399.5	401.5	2.0	1.9	1.1	-	-
	487.0	488.0	1.0	0.9				3.1	0.1	0.1
	600.5	603.5	3.0	2.8							4.6	0.1	0.0
	606.5	611.0	4.5	4.3							1.8	0.1	0.0
R14427-07	625.5	627.0	1.5	0.8	2.3	-	-
	798.0	799.0	1.0	0.5	3.4	-	-
R14427A-07	625.5	627.0	1.5	0.8	13.2	0.0	0.1
	incl. 625.5	626.0	0.5	0.3	31.4	0.0	0.2
	804.5	806.0	1.5	0.7	5.8	-	-
	917.0	919.0	2.0	1.0				2.3	0.1	0.0
R14429-07	385.5	386.5	1.0	0.9	22.0	0.0	0.0
	390.5	391.5	1.0	0.9	54.4	0.0	0.0
	544.5	545.5	1.0	0.9				5.9	0.0	0.0
	552.5	553.5	1.0	0.9				4.0	-	-
	564.5	565.5	1.0	0.9				9.6	-	-
	599.0	600.0	1.0	0.9							5.3	0.2	0.2

	Intersection				Zone 2 Extension			North Corridor			Westwood Horizon
hole #	From (m)	To (m)	Core Length (m)	True width (m)	Au g/t	Cu %	Zn %	Au g/t	Cu %	Zn %	Au g/t	Cu %	Zn %
R14436-07	474.5	475.5	1.0	1.0				372.6	0.1	0.2
	520.0	521.0	1.0	1.0				17.9	0.0	0.1
	521.0	522.0	1.0	1.0				848.1	0.0	1.6
	591.5	595.5	4.0	4.0							1.2	0.0	0.8
	622.0	627.6	5.6	5.6							1.0	0.3	5.6
	incl. 625.3	627.6	2.3	2.3							0.9	0.5	11.4
R14442-08	529.5	530.5	1.0	1.0				8.8	0.0	0.2
	567.5	581.0	13.5	13.5							0.5	0.0	0.6
	594.0	607.3	13.3	13.3							0.7	0.0	0.4
R14445-08	365.5	367.5	2.0	2.0	4.1	-	-
R14367-07	1310.5	1311.5	1.0	0.4				27.5	-	-
	1392.0	1394.0	2.0	1.0							0.2	0.1	0.0
R14456B-08	526.5	527.5	1.0	0.9				2.6	-	-
	562.0	564.0	2.0	1.9				3.4	-	-
	612.0	616.5	4.5	4.4							1.1	-	1.1
	622.0	627.5	5.5	5.3							0.5	-	3.6
S01275-07	353.0	354.0	1.0	0.8				5.5	-	-
	535.5	537.0	1.5	1.3	0.8	-	-
	579.0	581.5	2.5	2.1	0.7	-	-
R14455-08	371.0	372.0	1.0	0.9				1.8	-	-
	401.5	405.5	4.0	3.8							1.2
R14463-08	401.0	403.0	2.0	1.5				7.9	-	-
*Holes R14242C-07; R14392-07, R14420-07, R14423-07 and R14367-07 were reported previously, additional assays completed.

** Holes R14428-07, R14428A-08, R14428B-08, R14431-07, R14431A-08, R14431B-08, R14431C-08, R14452-08, R14367A-08, R14367B-08, R14456-08, R14456A-08, R14476-08, R14479-08, R14480-08, R14481-08, R14489-08, and R14472-08 yielded no significant results.

Westwood Program for 2008

The original 2008 budget for Westwood project of $15.6M is currently under review as acceleration options are being assessed.  To date, two evaluation drilling programs are ongoing.  The Warrenmac lens, a small zone that was identified in the late 1980’s consisting of massive sulphide (zinc-gold) mineralization, is under evaluation with two drills working from surface. This mineralization corresponds to the upper extension of the Westwood Corridor, on the Western side of the Bousquet Fault.

The second evaluation program was initiated from underground in January 2008 in Zone 2.  The purpose is to infill drill a 400m X 400m block to confirm continuity. These programs are expected to be completed shortly.

In April 2008, a 15,000 m surface exploration and evaluation drilling program began utilizing 2 drills to test the possible extension of the three identified corridors within a kilometre of surface.  Also, a 2,000 m condemnation hole for the exploration shaft location was started at the end of March 2008. There are currently nine drills in operation dedicated to the Westwood project.

Results from these evaluation drilling programs are not reflected in this announcement and will be released as they become available.  A decision regarding the sinking of an exploration shaft is expected by March 2009.

Information and Qualified Person/Quality Control Notes

The mineral resource estimates contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

The drilling program at Westwood, attributed in this release, was carried out by IAMGOLD employees, under the supervision of Ms. Nicole Houle, Geologist – Doyon Division.  Ms. Houle is a qualified person (as defined by National Instrument 43-101) with more than 20 years of experience in mine and exploration geology.  The “Qualified Person” responsible for the resource estimate for resources at The Westwood Project, is based on information prepared under the supervision of, or has been reviewed by Elzear Belzile, former Manager, Mining Geology, a geologist, a former employee of IAMGOLD Corporation and is the “Qualified Person” for the purposes of National Instrument 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted qualified persons.  The Qualified Persons have verified the data disclosed, including sampling, analytical and test data underlying the information or opinions contained herein.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources" , that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2006 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Forward Looking Statement

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from IAMGOLD's expectations are disclosed under the heading "Risk Factors" and elsewhere in IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710
Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.

W
Doyon Mine
Westwood Project
Detailed Longitudinal Section A-A' of
Zone 2 Extension
E
5000 m
4000 m
3000 m
Main Pit
Zone 1
Zone 2
Level 8
Doyon Fault
Level 14
Exploration Drift
South Drift
Zone 2 - 2008
Evaluation
Drilling
Area
Bousquet Fault
Doyon Property Limit
Diabase Dyke
3000E
4000E
5000E
6000E
2.5 km
3.0 km
IAMGOLD
Legend
(Au in g/t / 3 meter minimum core length)
Below 1 g/t
3 to 10 g/t
1 to 3 g/t
Above 10 g/t
Hole in progress or assays pending
No possible Zone 2 (cut by Bousquet Fault)
Size
Small = previous hole
Big = actual hole
Zone delimitation
0
250m

Figure 1

Schematic view of the level 14

44+00mE
52+00mE
68+00mN
60+00mN
D′
D
S4400E
A′
B′
C′
A-Long.Z2Ext.
B-Long.CN
C-Long.WW
WEST
SIDE
"Z2"Horizon
"CN" Horizon
"Westwood" Horizon
Bousquet Fault
"CN" Horizon
EAST SIDE
"Westwood" Horizon
Property limit
IAMGOLD
WESTWOOD PROJECT
0
50
100
150
200

Figure 4

WESTWOOD PROJECT - MINERALIZATION LOCATION
CROSS SECTION D-D" - S4400E ±100m (facing west)

Warrenmac lens
312,000 t @ 5.6g/t Au
4.1 % Zn
Zone 2
Main Pit
Doyon
Sediments
U5a
U5
U4
Mafic volcanics
R13912-06
LEVEL 14-0
(ELEV. 4116M - WW DRIFT)
R14070-06
Westwood
407.4 g/t Au / 0.7 m
42.2 g/t Au / 1.5m
21.5 g/t Au / 1.0 m
R14208-06
Zone 2
77.3 g/t Au / 1.0 m
16.6 g/t Au / 1.0 m
30.7 g/t Au / 4.5 m
19.7 g/t Au / 1.0 m
North Corridor
55.2 g/t Au / 1.0 m
38.1 g/t Au / 4.0 m
45.2 g/t Au / 1.0 m
62.0 g/t Au / 1.0 m
27.7 g/t Au / 1.0 m
R14201B-07
R14201-06
Bousquet Fault
Doyon Fault
R13942-06
IAMGOLD

Figure 5